UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 0-6920
Applied Materials, Inc. Employee Savings and Retirement Plan

(Full title of the plan)
APPLIED MATERIALS, INC.
3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Page number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits — as of December 31, 2004 and 2005	4
Statements of Changes in Net Assets Available for Benefits — years ended December 31, 2004 and 2005	5
Notes to Financial Statements	6
Supplemental Schedule as of December 31, 2005:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Signature	13
Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)	15
EXHIBIT 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan
We have audited the financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2005, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but, rather, is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP ARMANINO McKENNA LLP
San Ramon, California
June 8, 2006

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2004	2005
ASSETS
Investments, at fair value	$1,126,530,252	$1,198,654,759
Participant loans	12,708,934	11,856,611

Assets held for investment purposes	1,139,239,186	1,210,511,370

Employer contribution receivable	1,311,388	1,218,011

Total assets	1,140,550,574	1,211,729,381

LIABILITIES
Forfeitures payable	(389,234)	(711,545)

Net assets available for benefits	$1,140,161,340	$1,211,017,836

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2004	2005
Additions/(reductions) to net assets attributed to:
Investment income:
Dividends and interest	$12,601,037	$22,587,674
Net realized and unrealized appreciation/(depreciation) in fair value of investments	(196,768,508)	51,369,404

Total investment income/(loss)	(184,167,471)	73,957,078

Contributions:
Participant	56,023,652	60,115,589
Employer	20,776,507	24,522,738

Total contributions	76,800,159	84,638,327

Transfers in from outside plan	1,359,415	—

Deductions from net assets attributed to withdrawals and distributions	(89,858,883)	(87,738,909)

Net increase/(decrease) in net assets available for benefits	(195,866,780)	70,856,496
Net assets available for benefits:
Beginning of year	1,336,028,120	1,140,161,340

End of year	$1,140,161,340	$1,211,017,836

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2005
Note 1 — Significant accounting policies
General
The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.
The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Plan administration
Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) manages the day-to-day operations and administration of the Plan. Effective December 13, 2005, the Plan was amended to provide that (1) the 401(k) Committee will consist of (a) Applied employees who hold certain titles or positions specified in the Plan and (b) two additional employees who are appointed by Applied’s Appointed Vice President, Compensation and Benefits (the VP, Compensation and Benefits), and represent operations/lines functions; and (2) the VP, Compensation and Benefits may appoint to 401(k) Committee membership one additional Applied employee. In no event, however, may any member of the 401(k) Committee be an individual who reports directly to Applied’s Chief Executive Officer (the CEO). Prior to December 13, 2005, the CEO appointed the members of the 401(k) Committee. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Loan fees are paid by Plan participants who elect to receive a Plan loan. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals. Brokerage commission fees associated with transactions in the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) are paid by Plan participants who transact in the Stock Fund. Total administrative expenses amounted to $50,640 and $249,829 in 2004 and 2005, respectively. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting
The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.

Plan year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.
Investments
Investments of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.
Effective April 2005, the following funds were removed as investment options under the Plan:
•	Fidelity Magellan Fund

•	Vanguard Balanced Index Fund
Effective April 2005, the following funds were added as investment options under the Plan:
•	Vanguard Explorer Fund — Admiral Shares

•	Lord Abbett Small Cap Value Fund — Class Y

•	T. Rowe Price Growth Stock Fund

•	T. Rowe Price Personal Strategy Growth Fund

•	T. Rowe Price Personal Strategy Balanced Fund

•	T. Rowe Price Personal Strategy Income Fund
Effective May 2005, the Plan was amended to provide that any cash dividends paid on shares of Applied’s common stock (Shares) held in the Plan automatically will be invested in the Fidelity Money Market Trust — Retirement Government Money Market Portfolio (the Money Market Fund). Prior to May 2005, the Plan provided that any dividends paid on Shares held in the Plan would automatically be reinvested in the Stock Fund.
Effective October 2005, the share class for the Vanguard Mid-Cap Index Fund changed from Investor Class to Institutional Class.
Effective December 13, 2005 the Plan was amended to provide that the Stock Fund is required to be one of the investment options available under the Plan. Before December 13, 2005, the Stock Fund was included as one of the Plan’s investment options at the discretion of the 401(k) Committee’s discretion.

Income taxes
The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated November 4, 2002 to bring it into compliance with applicable law and to make other desired changes. The Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Risks and uncertainties
The Plan provides participants with investment options consisting of Applied’s common stock and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds and other investment securities. Applied’s common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.
Accountants
Effective May 12, 2005, the Audit Committee of the Board of Directors of Applied dismissed Mohler, Nixon & Williams Accountancy Corporation as the independent registered public accounting firm for the Plan and appointed Armanino McKenna LLP as the Plan’s new independent registered public accounting firm.
Note 2 — Participation and benefits
Participant contributions
The Plan allows eligible participants to elect to have Applied withhold up to 50 percent of their eligible pre-tax compensation for their contribution to the Plan, subject to a dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year (catch-up eligible participants) to make catch-up contributions up to 50 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various investment funds available under the Plan in whole-percent increments according to the participants’ directions.
Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit individual retirement accounts. Such contributions are invested in various investment funds available under the Plan in accordance with the participants’ directions and the Plan’s provisions.
If participants fail to direct the manner in which their salary deferral and/or rollover contributions are to be invested, such funds automatically will be invested in the Money Market Fund.
Applied’s matching contributions
Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan.

Applied currently matches 100 percent of participant salary deferral contributions up to the first three percent of eligible pre-tax compensation contributed each payroll period and then 50 percent of every dollar between four percent and six percent of eligible pre-tax compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code.
The Plan allows participants to direct the investment of any matching contribution account balances in any of the available investment funds under the Plan. If participants fail to direct the manner in which their future matching contributions are to be invested, such funds automatically will be invested in the Money Market Fund.
Applied’s matching contributions (if any) are made in the form of cash.
Participant accounts
Each participant’s account is credited with the participant’s contributions, his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.
Payment of benefits
Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) generally may elect to leave his or her account balance in the Plan or receive a lump-sum cash distribution of his or her vested account balance. The participant (or beneficiary) may also elect to receive whole Shares for any portion of his or her vested account balance that is invested in the Stock Fund. Effective March 28, 2005, the Plan was amended to provide for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances that do not exceed $1,000. Prior to March 28, 2005, the Plan provided for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances (excluding rollover accounts) that did not exceed $5,000.
A Plan participant, however, must receive a distribution of his or her entire vested account balance no later than the April 1 immediately following the later of the calendar year in which he or she attains age 70.5 or the calendar year in which he or she terminates employment with Applied and all of its affiliates (the required beginning date).
In accordance with the Plan’s rules, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5. A participant who receives a financial hardship withdrawal will be (1) suspended from active participation in the Plan and in Applied’s deferred compensation plan, and (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan, for a period of six months following the withdrawal.
Loans to participants
The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50,000, less their highest outstanding loan balance during the past 12 months, (2) 100 percent of their salary deferral and rollover accounts, or (3) 50 percent of their vested account balances (including the vested portion of Applied’s matching contributions). Loans are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are generally payable in full upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 2005 carry interest rates ranging from 4.75 percent to 11.0 percent.
Transfers in
During 2004, Applied entered into an agreement to provide supply chain management services. In connection with this agreement, certain employees were hired by Applied and their 401(k) plan account balances, totaling approximately $1.4 million, were transferred into the Plan.

Vesting
Participants are immediately vested in their salary deferral and any rollover contributions, and any related earnings thereon.
Participants who have two years of credited service as defined by the Plan will vest 20 percent each year in Applied’s matching contributions (if any) allocated to their accounts, and will become fully vested after six years of credited service.
Participants who are actively employed by Applied become fully vested upon death, disability (as defined by the Plan) or attainment of normal retirement age (age 65). Affected participants also become fully vested upon the termination of the Plan. As required by the Code, former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan. Participants whose employment was terminated as a result of an involuntary reduction-in-force action or other workforce management program implemented by Applied in 2004 received an additional 20 percent vesting (up to a maximum of 100 percent vesting) in their matching contribution accounts. If a participant terminates his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching account generally will be forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching account balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions in 2004 and 2005 were $6,143,706, and $1,743,109 respectively.
Note 3 — Party-in-interest and related party transactions
As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Applied’s common stock. Aggregate investment in Applied’s common stock at December 31, 2004 and 2005 was as follows:

	Number of shares	Fair value
2004	39,288,716	$672,360,923
2005	33,030,472	$592,856,324
Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
Note 4 — Investments
The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2004	2005
Fidelity Money Market Trust — Retirement Government Money Market Portfolio	$72,886,441	$93,626,080
Fidelity Magellan Fund	75,516,527	—
Fidelity Contrafund	—	79,123,771
T. Rowe Price Growth Stock Fund	—	74,148,145
Morgan Stanley Institutional Fund, Inc. — Int’l Equity Portfolio-Class Y	—	63,333,120
Vanguard Mid-Cap Index Fund	—	61,476,125
Other funds individually representing less than 5% of net assets (including participant loans)	318,475,295	245,947,805
Applied Materials, Inc. Common Stock Fund	672,360,923	592,856,324

Assets held for investment purposes	$1,139,239,186	$1,210,511,370

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated/(depreciated) in value as follows for the years ended December 31:

	2004	2005
Mutual funds	$28,899,280	$20,933,168
Applied Materials, Inc. common stock	(225,667,788)	30,436,236

Total appreciation/(depreciation)	$(196,768,508)	$51,369,404

Note 5 — Non-participant directed investments
As discussed in Note 2, the Plan allows participants to direct the investment of their account balances in any of the available investment funds under the Plan. If participants fail to direct the manner in which their salary deferral, any rollover or any future matching contributions are to be invested, such funds automatically will be invested in the Money Market Fund. Effective May 2005, the Plan was amended to provide that any cash dividends paid on Shares held in the Plan automatically will be invested in the Money Market Fund. Prior to May 2005, the Plan provided that any dividends paid on Shares held in the Plan would automatically be reinvested in the Stock Fund.
Note 6 — Plan termination or modification
Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, affected participants would become fully vested in their accounts.
Note 7 — Subsequent events
Effective January 1, 2006, the Plan was amended to provide that participants who have not received distributions of their entire vested account balances before the calendar year that immediately precedes the calendar year containing their required beginning dates under the Plan must receive or begin to receive distributions of their vested account balances no later than their required beginning dates in the form of single lump sum payments or in annual cash installments that equal the minimum amounts required to be distributed under the Code.
In February 2006, the Plan was amended to provide that any cash dividends paid on Shares held in the Plan automatically will be allocated to the applicable participants’ (or beneficiaries’) accounts and invested according to their respective investment elections for future allocations to their accounts, unless the applicable participant (or beneficiary) elects to reinvest such cash dividends in the Stock Fund. However, if a participant (or beneficiary) fails to make any such investment direction, such cash dividends automatically will be invested in the Money Market Fund.
In December 2005, Applied acquired ChemTrace Corporation and ChemTrace Precision Cleaning, Inc. (together, ChemTrace), and eligible employees of ChemTrace began to contribute to the Plan in February 2006. In connection with this acquisition, the 401(k) plan sponsored by ChemTrace (the ChemTrace Plan) will be merged with and into the Plan on or about June 30, 2006. As of February 2006, ChemTrace Plan assets totaled approximately $1.1 million.

APPLIED MATERIALS, INC.	EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN	PLAN #333
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(e)
	Identity of issuer, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value(1)	value
*	Fidelity Money Market Trust - Retirement Government	93,626,080 shares	$93,626,080
	Money Market Portfolio
*	Fidelity Equity-Income Fund	1,064,377 shares	56,177,798
*	Fidelity Intermediate Bond Fund	3,513,836 shares	36,157,372
*	Fidelity Contrafund	1,221,800 shares	79,123,771
	Lord Abbett Small Cap Value Fund-Class Y	600,797 shares	17,675,452
*	Spartan U.S. Equity Index Fund	898,920 shares	39,696,319
	Morgan Stanley Institutional Fund, Inc. - International	3,136,856 shares	63,333,120
	Equity Portfolio - Class Y
	T. Rowe Price Growth Stock Fund	2,610,850 shares	74,148,145
	T. Rowe Price Personal Strategy Income Fund	243,465 shares	3,669,012
	T. Rowe Price Personal Strategy Balanced Fund	1,080,417 shares	20,279,420
	T. Rowe Price Personal Strategy Growth Fund	305,049 shares	7,043,575
	Vanguard Explorer Fund	45,079 shares	3,151,448
	Vanguard Mid-Cap Index Fund	3,479,124 shares	61,476,125
	Dreyfus Small Cap Stock Index Fund	2,343,321 shares	50,240,798
*	Applied Materials, Inc. common stock	33,030,472 shares	592,856,324
*	Participant loans	Interest at 4.75% to 11.0%,
		maturing through 2018	11,856,611

		Total	$1,210,511,370

(1)	Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).

*	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
Date: June 19, 2006	By	/s/ ROBERT G. HARTLEY
Robert G. Hartley
Vice President, Global Compensation and Benefits

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm